SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

              This Statement amends and supplements (i) the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 17, 1998, by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998 and October 5, 1998 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") and (ii) the
Schedule 13D filed by the Parent, the Purchaser and Wheeling Pittsburgh Capital Corp., a wholly owned subsidiary of the Parent, with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

              On January 19, 1999, the Parent issued a press release which announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, the press release announced the extension of the Offer to 5:00 p.m., New York City time, on January 29, 1999, unless further extended. The Parent also announced that it had been advised by Harris Trust and Savings Bank, Depositary for the Offer, that as of 5:00 p.m., New York time, on January 15, 1999, approximately 3,755,790 Shares had been validly tendered and not withdrawn, representing approximately 17% of the outstanding Common Stock. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

              In addition, on January 19, 1999, the Parent filed a preliminary proxy statement (as it may be amended, the "Preliminary Proxy Statement") with the SEC in connection with the solicitation of proxies from the stockholders of the Company with respect to the Company's 1999 annual meeting of stockholders. The Preliminary Proxy Statement contemplates the Parent soliciting proxies to take the following actions at the annual meeting: (i) to elect one or more persons to be nominated by Parent for election as Class I Directors to the Board of Directors of the Company ( the "Board"), who are expected, subject to their fiduciary duties, to take all actions as may be necessary to maximize value for the stockholders of the Company; (ii) to approve a non-binding stockholder resolution urging the Board to take all appropriate steps to eliminate classified director terms unless the classification of the Board is approved by the holders of a majority of the Company's outstanding Shares and (iii) to approve a non-binding stockholder resolution urging the Board to terminate the Company's Rights Agreement and redeem the Rights issued thereunder, unless the Rights Agreement is approved by the holders of a majority of the Company's outstanding Shares. The foregoing description of the Preliminary Proxy Statement is qualified in its entirety by reference to a copy of the Preliminary Proxy Statement which is attached hereto as Exhibit (g)(1) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following

        (a) (9) Text of Press Release issued by WHX Corporation on January 19, 1999.

        (g)  (1)  Preliminary  Proxy Statement dated January 19, 1999.


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
                                    SIGNATURE


            After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1999
                                          WHX CORPORATION


                                          By: /S/ STEWART E. TABIN
                                              --------------------------
                                              Name:     Stewart E. Tabin
                                              Title:    Assistant Treasurer



                                          GT ACQUISITION CORP.


                                          By: /S/ STEWART E. TABIN
                                              --------------------------
                                               Name:    Stewart E. Tabin
                                               Title:      Vice President

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
                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                      PAGE
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        (a)  (9)  Text of Press Release issued by WHX Corporation on          5
                  January 19, 1999.

        (g)  (1)  Preliminary Proxy Statement dated January 19, 1999.         7


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